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Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA FOR NYSE GROUP

        The following unaudited pro forma condensed combined financial data and explanatory notes present how the consolidated financial statements of NYSE Group may have appeared had Archipelago, PCX Holdings and the NYSE actually been combined at earlier dates. The unaudited pro forma condensed combined financial data shows the impact of the combinations on the companies' respective historical financial positions and results of operations under the purchase method of accounting with Archipelago treated as the acquiror of PCX Holdings and the NYSE treated as the acquiror of Archipelago, and as if the acquisition of PCX Holdings by Archipelago and the acquisition of Archipelago by the NYSE had been completed on January 1, 2005 for statement of income purposes and on December 31, 2005 for statement of financial condition purposes.

        On September 26, 2005, Archipelago completed the acquisition of PCX Holdings for a total purchase price of approximately $94.0 million consisting of a $90.9 million cash payment to PCX Holdings stockholders and certain PCX Holdings employees, and approximately $3.1 million of direct costs incurred by Archipelago as part of this acquisition. The $90.9 million cash payment represented the total dollar value of 1,645,415 shares of Archipelago common stock held by the Pacific Exchange at the time of the closing, or $66.3 million (calculated based on the average closing price of Archipelago's stock price on NYSE Arca (formerly known as ArcaEx) for the ten trading days prior to the acquisition of PCX Holdings), plus $24.6 million.

        In the merger of the NYSE and Archipelago, a wholly owned subsidiary of NYSE Group merged with and into Archipelago, and Archipelago common stockholders had the right to receive one share of NYSE Group common stock for each share of Archipelago common stock that they owned. In addition, a successor of the NYSE merged with and into a wholly owned subsidiary of NYSE Group, and the NYSE members had the right to receive $300,000 in cash and 80,177 shares NYSE Group common stock. In the merger, the NYSE members had the opportunity to make the cash election to increase the cash portion (and decrease the stock portion) of their consideration, or a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, were subject to proration so that the total cash consideration paid to NYSE members in the merger did not exceed, in the aggregate, $409.8 million. Restricted stock units and stock options of Archipelago common stock at the effective time of the merger were converted into restricted stock units and stock options of our common stock on a one-for-one basis.

        For accounting purposes, the acquisition of PCX Holdings by Archipelago is treated under the purchase method of accounting and PCX Holdings' assets acquired and liabilities assumed were recorded at their estimated fair value. The NYSE and Archipelago merger and related transactions will also be treated under the purchase method of accounting for accounting purposes, and Archipelago's assets acquired and liabilities assumed will be recorded at their fair value.

        The fair value of NYSE Group common stock issued to Archipelago stockholders in the merger is the purchase consideration in the merger. For purposes of the pro forma condensed combined financial data, we have assumed that the stock price of Archipelago is $22.43 per share (based on the average closing stock price for the five-day period beginning two days before and ending two days after April 20, 2005, the date the merger was agreed to and announced) and that 47,838,000 shares of Archipelago common stock were outstanding at the date of the completion of the merger (including 49,640,000 shares issued less approximately 1,802,000 shares held in treasury). The closing price of Archipelago common stock on March 7, 2006, the date of the completion of the NYSE and Archipelago merger, was $64.25 per share.

        The allocations of the respective purchase price to PCX Holdings and Archipelago's assets, including intangible assets, and liabilities are only preliminary allocations based on estimates of fair values and will change when estimates are finalized. Among the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," criteria have been established for determining whether intangible assets should be recognized separately from goodwill. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") provides, among other guidelines, that goodwill and intangible assets with indefinite lives will not be amortized, but rather are tested for impairment on at least an annual basis.

        The unaudited pro forma condensed combined statements of income do not include any potential revenue and cost synergies.

        The unaudited pro forma condensed combined statement of financial condition as of December 31, 2005 combines the December 31, 2005 historical statement of financial condition of the NYSE and the December 31, 2005 historical statement of financial condition of Archipelago and assumes that the merger of NYSE and Archipelago took place on that date. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2005 assumes that both business combinations took place on January 1, 2005. The fiscal years of the NYSE, Archipelago and PCX Holdings end on December 31. Therefore, the accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 combines the historical statements of operations of NYSE, Archipelago and PCX Holdings for the fiscal year ended December 31, 2005. Reclassifications have been made to the historical financial statements of NYSE, Archipelago and PCX Holdings to conform to the presentation used by NYSE Group.

        The pro forma condensed combined financial data shown under this heading is unaudited, is presented for informational purposes only, and is not necessarily indicative of the financial position or results of operations that would actually have occurred had the acquisition of PCX Holdings by Archipelago and the merger of NYSE and Archipelago been consummated as of the dates or at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma condensed combined financial data shown under this heading and the accompanying notes should be read together with:

  •
  the accompanying notes to the unaudited pro forma condensed combined financial data;

  •
  the separate audited historical financial statements of NYSE as of and for the fiscal year ended December 31, 2005 included elsewhere in this document; and

  •
  the separate audited historical financial statements of Archipelago as of and for the fiscal year ended December 31, 2005 included elsewhere in this document.

NYSE GROUP, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT
OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(In thousands)

			Pro Forma
	Historical
					NYSE Group Combined
	Archipelago	NYSE	Adjustments	Note
Assets
Current assets:
Cash and cash equivalents	$134,358	$43,492	$(506,200)	[3.7]	$(328,350)
Investment and other securities	—	1,108,479	—		1,108,479
Receivables, net	97,944	184,185	—		282,129
Deferred income taxes	5,787	91,919	—		97,706
Other current assets	7,976	36,142	—		44,118

Total current assets	246,065	1,464,217	(506,200)		1,204,082
Property and equipment, net	67,091	343,534	17,950	[3.6]	428,575
Goodwill	131,865	—	403,703	[2]	535,568
Intangible assets, net	108,753	—	454,647	[3.6]	563,400
Deferred income taxes	11,863	290,145	—		302,008
Other assets	14,157	106,249	—		120,406

Total assets	$579,794	$2,204,145	$370,100		$3,154,039

Liabilities and Equity
Current liabilities:
Payables and accrued expenses	$72,727	$341,886	$—		$414,613
Section 31 fees payable	57,032	232,146	—		289,178
Deferred revenue	8,117	85,690	—		93,807
Deferred income taxes	—	25,238	—		25,238

Total current liabilities	137,876	684,960	—		822,836
Accrued employee benefits	—	323,373	—		323,373
Deferred revenue	—	329,197	—		329,197
Deferred income taxes	10,312	9,289	225,449	[3.4]	245,050
Other liabilities	9,457	23,037	—		32,494

Total liabilities	157,645	1,369,856	225,449		1,752,950
Minority interest	—	35,164	—		35,164
Equity	422,149	799,125	144,651	[3.7]	1,365,925

Total liabilities and equity	$579,794	$2,204,145	$370,100		$3,154,039

          The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NYSE GROUP, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005
(In thousands, except per share data)

	Historical		Pro Forma			Historical	Pro Forma
	Archipelago	PCX Holdings	Adjustments	Note	Archipelago & PCX Holdings Combined	NYSE	Adjustments	Note	NYSE Group Combined
Revenues
Transaction fees	$424,981	$30,306	$—		$455,287	$145,828	$—		$601,115
Listing fees	494	—	—		494	342,718	—		343,212
Market data fees	61,996	2,534	—		64,530	178,169	—		242,699
Data processing fees	—	—	—		—	182,935	—		182,935
Archipelago revenue:
Original consideration amortization	—	10,215	(10,215)	[3.1]	—	—	—		—
Regulatory oversight	—	6,022	(6,022)	[3.2]	—	—	—		—
Registered representative fees	—	(3,826)	3,826	[3.3]	—	—	—		—
Regulatory fees	—	—	—	—	—	129,755	—	—	129,755
Other	10,141	13,458	—		23,599	143,689	—		167,288

Total revenues	497,612	58,709	(12,411)		543,910	1,123,094	—		1,667,004

Expenses
Merger expenses and related executive compensation and exit costs	46,127	—	—		46,127	26,128	(72,255)	[3.8]	—
Other employee compensation and benefits	51,552	22,443	—		73,995	509,757	—		583,752
Liquidity payments	206,907	—	—		206,907	—	—		206,907
Routing and clearing fees	72,585	—	(2,196)	[3.2], [3.3]	70,389	—	—		70,389
Systems and communications	19,512	5,209	—		24,721	124,128	—		148,849
Professional services	12,623	3,116	—		15,739	127,676	—		143,415
Depreciation and amortization	21,631	10,018	—		31,649	103,430	7,730	[3.6]	142,809
Occupancy	6,708	3,690	—		10,398	70,600	—		80,998
Selling, general and administrative	38,112	6,483	—		44,595	69,711	—		114,306

Total expenses	475,757	50,959	(2,196)		524,520	1,031,430	(64,525)		1,491,425

Income (loss) before income tax provision (benefit) and minority interest	21,855	7,750	(10,215)		19,390	91,664	64,525		175,579
Income tax provision (benefit)	9,349	3,600	(4,086)	[3.4]	8,863	48,943	25,810	[3.4]	83,616
Minority interest	—	—	—		—	1,972	—		1,972

Income (loss) from continuing operations	$12,506	$4,150	$(6,129)		$10,527	$40,749	$38,715		$89,991

Basic earnings per share from continuing operations	$0.27				$0.23				$0.59

Diluted earnings per share from continuing operations	$0.26				$0.23				$0.58

Basic weighted average shares outstanding	46,806		(1,234)	[3.5]	45,572		106,335	[3.9]	151,907

Diluted weighted average shares outstanding	47,821		(1,234)	[3.5]	46,587		108,704	[3.9]	155,291

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NYSE GROUP, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

        The unaudited pro forma condensed combined financial statements give effect to the following:

  •
  the acquisition of PCX Holdings by Archipelago and the merger of the NYSE and Archipelago in two separate transactions to be accounted for as purchase business combinations,

  •
  Archipelago treated as the legal and accounting acquirer of PCX Holdings,

  •
  the NYSE treated as the legal and accounting acquirer of Archipelago,

  •
  the acquisitions of PCX Holdings by Archipelago and Archipelago by the NYSE as if both had been completed on January 1, 2005 for statement of income purposes, and

  •
  the acquisition of Archipelago by the NYSE as if it had been completed on December 31, 2005 for statement of financial condition purposes.

        On September 26, 2005, Archipelago completed the acquisition of PCX Holdings. Based on the preliminary allocation of the purchase price in the PCX Holdings acquisition, the assets and liabilities of PCX Holdings were included in Archipelago's historical consolidated statement of financial condition as of December 31, 2005. The results of operations of PCX Holdings have been included in Archipelago's historical results of operations since October 1, 2005.

        The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the business combinations had been consummated during the period or as of the dates for which the pro forma data is presented, nor is it necessarily indicative of the future operating results or financial position of the NYSE Group.

        NYSE's purchase price for Archipelago has been allocated to the assets acquired and the liabilities assumed based upon management's preliminary estimate of their respective fair values as of the date of acquisition. Definitive allocations will be performed when estimates are finalized. Accordingly, the purchase price allocation pro forma adjustments are preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial data and are subject to revision based on a final determination of fair value after the closing of the business combination.

        The accompanying unaudited pro forma condensed combined statement of income does not include (1) any revenue from the sale of NYSE trading licenses, (2) any revenue or cost saving synergies that may be achievable subsequent to the completion of the merger, or (3) the impact of non-recurring items directly related to the merger.

        Certain reclassifications have been made to the historical financial statements of the NYSE, Archipelago and PCX Holdings to conform to the presentation expected to be used by NYSE Group.

Note 2—Purchase Price of Archipelago

        For the purpose of preparing the accompanying unaudited pro forma condensed combined statement of financial condition as of December 31, 2005, management made the following assumptions:

  •
  the NYSE memberships were exchanged for: (1) $300,000 in cash per membership (corresponding to an aggregate payment of $409.8 million to 1,366 members—see Note 3.7), (2) $70,571 cash dividend to each member (corresponding to an aggregate payment of $96.4 million to 1,366 members—see Note 3.7) and (3) a number of shares of NYSE Group common stock so that the NYSE members had an aggregate of 70% of the issued and outstanding NYSE Group common stock after the merger on a diluted basis; and

  •
  the shares of Archipelago common stock were exchanged for a number of shares of NYSE Group common stock so that the Archipelago stockholders had an aggregate of 30% of the issued and outstanding NYSE Group common stock after the merger on a diluted basis.

        The estimated fair value of NYSE Group securities to be issued to Archipelago stockholders to effect the merger represents the purchase consideration in the merger, which was computed as follows:

47,838,000 shares(a)
times	$22.43 per share(b)

$1,073 million

(a)
Corresponding to the sum of (i) the aggregate number of Archipelago shares of common stock issued as of December 31, 2005, plus (ii) the aggregate number of Archipelago stock options that would have been deemed outstanding for purposes of calculating earnings per share under the treasury stock method as of December 31, 2005, plus (iii) the aggregate number of Archipelago shares underlying restricted stock units, whether vested or unvested, as of December 31, 2005, minus (iv) approximately 1,802,000 Archipelago shares held in treasury.

(b)
Corresponding to the average closing stock price of Archipelago for the five-day period beginning two days before and ending two days after April 20, 2005 (the date the merger was agreed to and announced).

  The following is a summary of the preliminary allocation of the total purchase price in the Archipelago acquisition as reflected in the unaudited pro forma condensed combined statement of financial condition as of December 31, 2005 (in thousands):

Historical cost of net assets acquired	$422,149
Elimination of Archipelago's historical goodwill and intangibles	(240,618)
Adjustment to fair value property and equipment (Note 3.6)	17,950
Fair value of identifiable intangible assets (Note 3.6)	563,400
Deferred tax impact of purchase accounting adjustments	(225,449)
Residual goodwill created from merger	535,568

Total purchase price	$1,073,000

Note 3—Pro Forma Adjustments

[3.1]	To reverse the revenue recognized by PCX Holdings in relation to its exchange facility agreement with Archipelago. In May 2001, Archipelago acquired the right to operate as the exclusive equity trading facility of PCX Equities, including the rights to certain revenue streams comprised primarily of transaction fees, market data fees and listing fees, for an aggregate consideration of $90.0 million. Archipelago determined that this intangible asset had an indefinite life and, as such, it is not subject to amortization. PCX Holdings deferred the recognition of a portion of the consideration over a period of five years.
[3.2]
To reverse the regulatory oversight revenue recognized by the Pacific Exchange and corresponding regulatory fees incurred by Archipelago. Under the terms of the facility services agreement between the Pacific Exchange and Archipelago, Pacific Exchange provided certain regulatory services to Archipelago in return for regular payments as negotiated between the parties.

[3.3]
To reverse the registered representative fee revenue recognized by Archipelago (as contra routing and clearing fees) and corresponding expense recorded at PCX Holdings (as contra revenue). Prior to the acquisition of PCX Holdings by Archipelago, PCX Holdings forwarded a portion of the registered representative fees received from the National Association of Security Dealers to Archipelago.
[3.4]
To adjust the income tax provision for the effect of the pro forma adjustments based upon a combined federal, state and local corporate income tax rate of 40.0%. Deferred income tax impacts as a result of the purchase accounting adjustments were also estimated at a $40.0% blended income tax rate.
[3.5]	To adjust the weighted average shares outstanding to reflect the retirement of 1,645,415 shares of Archipelago common stock held by the Pacific Exchange at the time of acquisition.
[3.6]
To adjust the book value of Archipelago fixed assets and intangible assets to their estimated fair value. The preliminary allocations included in the unaudited pro forma condensed combined financial data are as follows (in thousands):
	Increase in value	Estimated average remaining useful life	Estimated annual depreciation expense
Fixed asset class:
Software	$12,172	5 years	$2,434
Other equipment	5,778	3 years	1,926

Fixed assets	$17,950

	Value		Estimated average remaining useful life	Estimated annual depreciation expense
Intangible asset class: National securities exchange registration	$496,000	(a)	Indefinite	n/a
Customer relationships	31,300		20 years	1,565
Trade names	36,100	(b)	20 years	1,805

Intangible assets	$563,400

Total	$581,350			$7,730

(a)
Prior to the completion of the PCX Holdings acquisition, the contractual right to operate ArcaEx as the exclusive equities trading facility of the Pacific Exchange and PCX Equities (and following the completion of the PCX Holdings acquisition, Archipelago's ownership of the Pacific Exchange and PCX Equities) allowed Archipelago to (i) generate revenues from market data fees (from equities and, following the completion of the PCX Holdings acquisition, options trading) and listing fees, and (ii) reduce its costs since clearing charges are not incurred for trades matched internally on ArcaEx. As a national securities exchange, Archipelago is eligible to earn market data and listing fees and benefit from clearing cost savings.

(b)
Includes the Archipelago and ArcaEx trade names.

[3.7]	As of December 31, 2005, the equity of the NYSE Group consisted of the following (in thousands):
Historical equity of the NYSE	$799,125
Less: NYSE payment to members (Note 2)	(409,800)
Less: NYSE dividend to members (Note 2)	(96,400)
Estimated fair value of Archipelago	1,073,000

Total equity of NYSE Group	$1,365,925

[3.8]	To eliminate the merger costs incurred by the NYSE and Archipelago as well as related Archipelago executive compensation and NYSE exit costs to arrive at pro forma income from continuing operations. The merger costs and related executive compensation and exit costs represent nonrecurring charges directly attributable to the merger.
[3.9]
To adjust the weighted average number of shares outstanding used to determine basic and diluted pro forma earnings per share based upon the exchange of shares of Archipelago common stock for the equivalent of 30% of the NYSE Group common stock.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA FOR NYSE GROUP
NYSE GROUP, INC. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005 (In thousands)
NYSE GROUP, INC. NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS